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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. ANNOUNCES FIRST QUARTER FISCAL YEAR 2012 RESULTS

        Ottawa, Canada, July 6, 2011 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its first quarter of fiscal year 2012, ended May 31, 2011. All figures are reported in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the first quarter of fiscal year 2012 was $11.0 million, compared with $48.7 million in the first quarter of fiscal year 2011 and $15.1 million in the fourth quarter of fiscal year 2011. Revenue from customers within North America was $8.2 million, compared with $42.9 million in the first quarter of the prior fiscal year. DragonWave had two customers who generated more than 10% of revenue in the first quarter of fiscal year 2012.

        Net loss in the first quarter of fiscal year 2012 was $9.9 million or ($0.28) per diluted share, compared with net income of $9.7 million or $0.26 per diluted share in the first quarter of fiscal year 2011. Gross margin for the first quarter was 42.0%, compared with 43.6% in the first quarter of the prior fiscal year.

        "We are engaged in numerous promising opportunities in markets throughout the world, including North America, Latin America, Europe and Asia and we remain positive about our prospects. While we cannot be certain about the exact timing for each opportunity, we maintain our view that a number of them have the potential to be landed during the second-half of this fiscal year," said DragonWave President and CEO Peter Allen.

        Cash, cash equivalents, restricted cash, and short-term investments totaled $79.9 million at the end of the first quarter of fiscal year 2012, compared to $89.7 million at the end of the fourth quarter of fiscal year 2011, and $115.8 million at the end of the first quarter of fiscal year 2011.

Revenue Outlook for Q2 FY2012

        DragonWave expects revenue for the second quarter of fiscal year 2012 to be in the range of $12 million to $15 million.

Webcast and Conference Call Details

        The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, July 7, 2011.

Toll-free North America Dial-in: 877-312-9202

International Dial-in: 408-774-4000

The live webcast and presentation slides will be available at:
http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate of the revenue range for the second quarter of fiscal year 2012 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include DragonWave's expectations regarding: the network deployment plans of its existing and new customers, and the volume and timing of orders, shipments and revenue recognition. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

 CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share and per share amounts
(unaudited)

	As at May 31, 2011	As at February 28, 2011
Assets
Current Assets
Cash and cash equivalents	63,641	77,819
Restricted cash	146	714
Short term investments	16,145	11,181
Trade receivables	9,598	11,579
Inventory	32,014	28,204
Other current assets	5,768	5,306
Future income tax asset	538	553

	127,850	135,356
Long Term Assets
Property and equipment	7,180	7,560
Future income tax asset	813	808
Intangible assets	14,656	14,929
Goodwill	11,927	11,927

	34,576	35,224
Total Assets	162,426	170,580

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	16,525	15,967
Deferred revenue	1,910	1,453
Contingent royalty	644	622
Contingent consideration	14,853	14,622

	33,932	32,664
Long Term Liabilities
Contingent royalty	3,112	3,290
Other long term liabilities	1,479	1,999

	4,591	5,289
Commitments
Shareholders' equity
Capital stock	171,832	171,570
Contributed surplus	3,050	2,642
Deficit	(41,857)	(31,967)
Accumulated other comprehensive loss	(9,623)	(9,618)

Total shareholder's equity	123,402	132,627
Non-controlling interests	501	—

Total Equity	123,903	132,627
Total Liabilities and Equity	162,426	170,580

Shares issued & outstanding	35,471,677	35,421,893

 CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts
(unaudited)

	Three months ended May 31
	2011	2010
REVENUE	11,049	48,726
Cost of sales	6,405	27,495

Gross profit	4,644	21,231

EXPENSES
Research and development	6,597	4,631
Selling and marketing	4,080	4,128
General and administrative	3,632	2,561
Government assistance	(350)	—

	13,959	11,320

Income (loss) before amortization of intangible assets and other items	(9,315)	9,911
Amortization of intangible assets	(587)	(82)
Accretion expense	(276)	—
Interest income	84	32
Investment gain (loss)	39	(49)
Foreign exchange gain	120	117

Income (loss) before income taxes	(9,935)	9,929
Income tax expense	9	231

Net Income (loss)	(9,944)	9,698
Net Loss Attributable to Non-Controlling Interest	54	—

Net Income (Loss) applicable to shareholders	(9,890)	9,698
Foreign currency translation differences for foreign operations	5	—

Net and Comprehensive Income (Loss) applicable to shareholders	(9,895)	9,698
Income (loss) per share
Basic	(0.28)	0.26
Diluted	(0.28)	0.26
Weighted Average Shares Outstanding
Basic	35,429,049	36,916,893
Diluted	35,429,049	37,930,704

 CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(unaudited)

	Three months ended May 31
	2011	2010
Operating Activities
Net Income (Loss)	(9,944)	9,698
Items not affecting cash
Amortization of property and equipment	829	631
Amortization of intangible assets	587	82
Accretion expense	276	—
Non cash royalty amortization	(201)	—
Stock-based compensation	492	287
Unrealized foreign exchange loss	1	16
Non cash future income tax expense	9	231
Inventory impairment (recovery)	57	(57)
Unrealized loss (gain) on short term investments	(39)	49
Accrued interest on short term investments	(1)	(7)

	(7,934)	10,930
Changes in non-cash working capital items	(1,284)	(5,265)

	(9,218)	5,665

Investing Activities
Acquisition of property and equipment	(449)	(2,150)
Acquisition of intangible assets	(314)	(75)
Purchase of short term investments	(22,432)	(45,308)
Maturity of short term investments	17,508	8,074

	(5,687)	(39,459)

Financing Activities
Share repurchase	—	(1,054)
Equity contribution by non-controlling interest in DW-HFCL	555	—
Issuance of common shares net of issuance costs	178	147

	733	(907)

Effect of foreign exchange on cash and cash equivalents	(6)	(16)
Net decrease in cash and cash equivalents	(14,178)	(34,717)
Cash and cash equivalents at beginning of period	77,819	105,276

Cash and cash equivalents at end of period	63,641	70,559

Cash paid during the period for interest	—	—

QuickLinks

  Exhibit 99.1
DRAGONWAVE INC. ANNOUNCES FIRST QUARTER FISCAL YEAR 2012 RESULTS
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)